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December 15, 2010	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@kilpatrickstockton.com

VIA EDGAR

Michael Clampitt, Esq.

Attorney Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.

Registration Statement on Form S-1

File Number 333-170215

Dear Mr. Clampitt:

On behalf of Fraternity Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on October 29, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on November 29, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Recent Operating Results and . . ., Page 1

Comment No. 1:

Please revised to disclose your net loss for the period ended June 30, 2010 and the income for the period ended December 31, 2009.

Response to Comment No. 1:

The requested disclosure has been added to page 1 of the prospectus.

Michael Clampitt, Esq.

December 15, 2010

Comment No. 2:

Revise to add bullets disclosing your increased emphasis on commercial real estate lending and discontinued speculative construction lending.

Response to Comment No. 2:

Disclosure has been added to pages 1, 43 and 45 of the prospectus in response to this comment. The increased emphasis on commercial real estate lending already appears in the second bullet point.

How We Determined the Offering Range, Page 3

Comment No. 3:

Please disclose the principal methods of choosing the peer group companies, in particular that a criteria for selection was earnings performance below the mean for all public thrifts.

Response to Comment No. 3:

The requested disclosure has been added to page 3 of the prospectus.

Comment No. 4:

Please clarify what you mean in the bold face statement on page 4 that the appraisal does not indicate market value. You say on page 3 that it is an estimate of pro forma market value.

Response to Comment No. 4:

The disclosure on page 4 has been revised to clarify that the appraisal does not establish the market price at which our common stock will trade.

Reasons for the Offering . . ., Page 6

Comment No. 5:

With consideration to disclosure in the filing, please advise us what part the pending change in regulation of the company played in the decision to do the offering at this time. We note that this is regularly given as the first, principal reason in other conversion filings.

Response to Comment No. 5:

We have been advised by the Company that the pending change in regulation was not a material factor considered by the Company in determining whether to conduct the offering.

Michael Clampitt, Esq.

December 15, 2010

Benefits of the Offering to Management, Page 6

Comment No. 6:

This is not the type of detailed information normally included in the summary. Please summarize this situation, including brief quantification. Move this information to the body of the text and provide appropriate reference at this heading.

Response to Comment No. 6:

The requested disclosure has been provided on page 6 of the prospectus, and the detailed information has been moved to pages 80 to 82 of the prospectus.

Significant Loan Losses . . ., Page 14

Comment No. 7:

Please quantify the mean ratio of reserves to nonperforming loans for the peer group, disclosed on page 52 of the appraisal as 40.2%.

Response to Comment No. 7:

The requested revision has been made to page 13 of the prospectus.

Comment No. 8:

Here, and in more detail in the MD&A section, please give your understanding of the underlying reasons for the rapidly increasing growth in nonperforming loans and your allowance for loan losses since 2008, particularly in the period ended June 30, 2010. Also discuss as warranted your market area description.

Response to Comment No. 8:

The requested disclosure has been provides on pages 12, 64 and 69 of the prospectus.

Selected Consolidated Financial . . .Data, Page 23

Comment No. 9:

The $317 income tax figure seems to be a benefit and require parenthesis. Please revise.

Response to Comment No. 9:

The requested revision has been made to page 22 of the prospectus.

Michael Clampitt, Esq.

December 15, 2010

Market Area, Page 36

Comment No. 10:

Given that most of your lending is related to home ownership, please quantify any significant decline in home prices and sales in your market area.

Response to Comment No. 10:

The requested disclosure has been provided on page 36 of the prospectus.

Management’s Discussion and Analysis, Page 45

Operating Strategy, Page 45

Comment No. 11:

You say in the first paragraph on page 46 that you may add additional staff for commercial loan lending. On page 13 in the second paragraph you say you will add such staff. Please revise as appropriate.

Response to Comment No. 11:

The requested revision has been made to page 19 of the prospectus.

Loan Activity, Page 51

Comment No. 12:

Please give the underlying reasons for the over 50% decline in loan originations for the six months ended June 30, 2010.

Response to Comment No. 12:

The requested disclosure has been provided on page 50 of the prospectus.

Analysis of Nonperforming and Classified Assets, Page 64

Comment No. 13:

On the bottom of page 65 we note your disclosure stating you occasionally modify loans to extend the terms but did not have any modified loans which are also referred to as troubled debt restructurings, as of June 30, 2010. However, on the bottom of page 39 you state you have extended the terms of two speculative construction loans as of June 30, 2010. Please explain to us and revise to explain why the extension of the terms on the speculative construction loans are not considered troubled debt restructurings. Also, please revise to state the specific nature of the concessions made.

Michael Clampitt, Esq.

December 15, 2010

Response to Comment No. 13:

Please be advised that in the two loan modifications noted, the Company allowed the extension of the loans as an accommodation to the borrowers. Neither of the borrowers was experiencing financial difficulty and, therefore, these modifications did not qualify as troubled debt restructurings in accordance with ASC Topic 310-40. Please be further advised that there were no concessions made other than an extension of the loans.

Comment No. 14:

As a related matter, in your disclosure on page 39, you state that two speculative construction loans were nonperforming as of June 30, 2010, and “[a]t June 30, 2010 all three remaining speculative construction loans, totaling $3.9 million, were performing in accordance with their terms.” Please clarify to us and revise to disclose which construction loans are performing, which are not performing and which were granted extended terms.

Response to Comment No. 14:

The requested revision has been made to pages 38 to 39 of the prospectus.

Analysis and Determination of the Allowance for Loan Losses, Page 68

Comment No. 15:

We note your disclosure on page F-16 stating you had $2.2 million of impaired loans and no specific allowance allocated to these loans. We also note your disclosure on page 68 describing your threshold for individually reviewing loans and the fact that “[a]ny portion of the recorded investment in excess of the fair value of the collateral less the disposition costs is charged off against the allowance for loan loss.” Please clarify to us and revise to explain if this disclosure means you do not record any allowance for specific loans and instead you charge off the excess of the fair value of the loan above its collateral to the general and unallocated allowance. We may have further comments upon review of your response.

Response to Comment No. 15:

Please be advised that it has been the policy of Fraternity Federal Savings and Loan Association (the “Association”) to not maintain specific reserves against impaired loans. While the Association’s historic charge-offs have been minimal, the Association charges off to the allowance for loan losses any deficiency between the loan balance and the fair value of the collateral (less costs of disposal) in accordance with ASC Topic 310-10-35. Disclosure has been added to page 67 of the Prospectus in response to this comment.

Comment No. 16:

Please revise to disclose your policy for charging off uncollectible loans, in accordance with ASC Topic 310-10-50-6(d).

Michael Clampitt, Esq.

December 15, 2010

Response to Comment No. 16:

The requested disclosure has been provided on pages 69 to 70 of the prospectus.

Comment No. 17:

On the bottom of page 68, you state at June 30, 2010, there were no loans that were delinquent or restructured or modified as the result of being underwritten with “little or no documentation.” On page 38 you state that you do not offer and have not offered no-documentation loans. Please reconcile these statements and revise the document as needed.

Response to Comment No. 17:

The prospectus has been revised on pages, 37, 38 and 67 in response to this comment.

Financial Statements, Page F-2

Comment No. 18:

Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response to Comment No. 18:

The financial statements and related disclosures in the prospectus have been updated.

Note 2 – Investment Securities, Page F-12

Comment No. 19:

On page F-14, we note your disclosure stating effective December 31, 2009, you transferred all of the investment securities in your held-to-maturity portfolio to available for sale. Per ASC Topic 320-10-35-11, transfers from the held-to-maturity category should be rare, except for transfer due to changes in circumstances identified in ASC Topic 320-10-25-6(a)-(f). In accordance with ASC Topic 320-10-50-10(d), please revise the notes to the financial statements to disclose the circumstances leading to the decision to transfer the securities and the other required disclosures included in this Guidance.

Response to Comment No. 19:

The requested disclosure has been provided on pages F-14 to F-15 of the prospectus.

Comment No. 20:

We note your significant gross unrealized losses on your mortgage-backed securities as of December 31, 2008. However, we could not locate the table required by ASC Topic 320-10-50-7 which should disclose the length of time of impairment as of December 31, 2008. Please revise to include this table.

Michael Clampitt, Esq.

December 15, 2010

Response to Comment No. 20:

The requested disclosure has been provide on page F-14 of the prospectus.

Comment No. 21:

As a related matter, please provide us a detailed description of the other-than-temporary impairment analysis you performed on the mortgage-backed securities in unrealized loss positions as of December 31, 2008. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Response to Comment No. 21:

Please be advised that the unrealized loss at December 31, 2008 related to two private label mortgage-backed securities that were purchased in December 2007 and January 2008. All of the unrealized loss occurred during 2008. The Association’s other-than-temporary impairment analysis included a detailed review of the underlying mortgages including delinquency rates within the pool, Moody’s and S&P credit ratings, weighted average loan to value ratios and coverage ratios. All of the evidence reviewed that an other-than-temporary impairment charge was not warranted.

Exhibit 5.0 and 8.1

Comment No. 22:

Please note that you will need to file a legality opinion and tax opinion, rather than forms of these opinions, prior to effectiveness.

Response to Comment No. 22:

Final legality and tax opinions are filed as exhibits to the Amended Registration Statement.

* * * *

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt, Esq.

December 15, 2010

If you have any questions or further comments, please contact the undersigned at (202) 508-5820.

Very truly yours,

/s/ Joel E. Rappoport

Joel E. Rappoport

Enclosures

cc:	Thomas K. Sterner, Fraternity Community Bancorp, Inc.

Babette Cooper, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Gary R. Bronstein, Esq.

Erich M. Hellmold, Esq.